March 27, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Alyssa Wall
Taylor Beech
Division of Corporate Finance

Re:	Fitness Champs Holdings Limited
Registration Statement on Form F-1, as amended (File No. 333-282016)
Request for Acceleration of Effectiveness

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), we, the underwriter (the “Underwriter”), hereby join in the request of Fitness Champs Holdings Limited (the “Registrant”), for the acceleration of the effective date of the Registrant’s Registration Statement on Form F-1 (File No. 333-282016) (as amended, the “Registration Statement”), relating to a public offering of ordinary shares of the Registrant, US$0.000005 par value, so that the Registration Statement may be declared effective on Monday, March 31, 2025, at 4:30 p.m. Eastern Time, or as soon thereafter as practicable. The undersigned, as the Underwriter, confirms that it is aware of its obligations under the Securities Act.

Pursuant to Rule 460 under the Securities Act, please be advised that there will be distributed to each underwriter, who is reasonably anticipated to be invited to participate in the distribution of the security, as many copies of the proposed form of preliminary prospectus as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

The undersigned confirms that it has complied with and will continue to comply with, and it has been informed or will be informed by participating dealers that they have complied with or will comply with, Rule 15c2-8 promulgated under the Securities Exchange Act of 1934, as amended, in connection with the above-referenced issue.

Very truly yours,

Bancroft Capital, LLC

/s/Robert L. Malin
Name:	Robert L. Malin
Title:	Managing Director, Investment Banking